

By Electronic Mail

April 8, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Trust for Professional Managers
        Issuer CIK: 0001141819
        Issuer File Number: 333-62298 / 811-10401
        Form Type: 8-A12B
        Filing Date: April 8, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated March 1, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Performance Trust Short Term Bond ETF (STBF)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications